K&L Gates llp State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

February 18, 2021

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jaea Hahn

Christina DiAngelo Fettig

Re:	John Hancock Investment Trust (the “Trust”) — File No. 333-252099 Registration Statement on Form N-14

Dear Ms. Hahn and Ms. Fettig:

On behalf of the Trust, we submit this letter in response to comments received by telephone on February 1, 2021 from Christina DiAngelo Fettig of the accounting staff of the Securities and Exchange Commission (the “SEC”), and on February 9, 2021, from Jaea Hahn of the SEC disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock ESG Large Cap Core Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock ESG All Cap Core Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), a series of the Trust, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on January 14, 2021, accession no. 0001133228-21-000118.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

In response to the comments received from Ms. Hahn on February 9, the Trust responds as follows:

General

Comment 1 — Where appropriate in the Registration Statement, please discuss the potential alternatives for the Acquired Fund in the event that the Acquired Fund shareholders do not approve the Reorganization.

Securities and Exchange Commission
February 18, 2021

Response to Comment 1 — The Trust has included the following statement where appropriate:

If shareholders do not approve the Reorganization, the Board will take such action as it deems to be in the best interests of the Acquired Fund, which may include continuing to operate the Acquired Fund as a stand-alone fund, liquidating the Acquired Fund or such other options the Board may consider.

Shareholder Letter

Comment 2 — The disclosure in the Shareholder Letter discusses the potential advantages of the Reorganization, but does not disclose that the Acquired Fund’s effective fee rate is lower than that of the Acquiring Fund. Please disclose this potential disadvantage in the Shareholder Letter or otherwise give more prominence to this disclosure in the Registration Statement.

Response to Comment 2 — The Trust has reviewed the disclosure in the Shareholder Letter and believes that it accurately describes the reasons for, and potential advantages of, the Reorganization. The Trust has revised the disclosure in the Registration Statement under the heading “The Funds’ expenses” as follows:

Although the Acquired Fund’s effective advisory fee rate is currently lower than that of the Acquiring Fund due to the operation of expense waivers, the ~~The~~ hypothetical pro forma total annual operating expenses of each class of ~~the Class A, Class C, Class I and Class R6~~ shares of the Acquiring Fund to be issued in the Reorganization are expected to be lower than the expenses of the corresponding share class ~~Class A, Class C, Class I and Class R6 shares~~ of the Acquired Fund to be exchanged~~, respectively,~~ before expense waivers, and to be equal to the expenses of the ~~Class A, Class C, Class I and Class R6 shares~~ corresponding share class of the Acquired Fund to be exchanged~~, respectively,~~ after expense waivers.

The Trust notes that the fact that the Acquired Fund’s effective advisory fee rate is currently lower than that of the Acquiring Fund due to the operation of expense waivers is disclosed in other sections of the Registration Statement that compare the Funds’ expenses.

Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

Comment 3 — On page 1, under the heading “How the Reorganization will Work,” please consider including separate bullet points for each share class involved in the Reorganization.

Response to Comment 3 — The Registrant notes that the disclosure in this section is consistent with the requirements of Form N-14 and respectfully declines to include separate bullet points for each share class involved in the Reorganization.

Securities and Exchange Commission
February 18, 2021

Comment 4 — The following comments relate to the disclosure regarding the Acquiring Fund’s investments in equity securities that meet the Subadvisor’s sustainability criteria with high quality characteristics, including strong ESG records. While it is not necessary to incorporate changes responsive to these comments in the Proxy/Prospectus, the staff requests that these comments be incorporated into a future update to the Acquiring Fund’s registration statement on Form N-1A (“Form N-1A Registration Statement”).

Comment 4(a) — Please include additional disclosure clarifying the Acquiring Fund’s definition of ESG and its specific ESG area of focus.

Response to Comment 4(a) — The Acquiring Fund will consider making the requested change at a future update of its Form N-1A Registration Statement.

Comment 4(b) — Please clarify whether the Acquiring Fund’s selects investments using the stated ESG criteria by reference to (i) an ESG index; (ii) a third party rating organization; (iii) a proprietary screening methodology; or (iv) a combination of these methods.

Response to Comment 4(b) — The Acquiring Fund will consider making the requested change at a future update of its Form N-1A Registration Statement.

Comment 4(c) — Please describe the Acquiring Fund’s due diligence practices in applying its screening criteria to portfolio companies, including whether the Subadvisor performs its own due diligence analysis or relies on third-party screening methodology providers.

Response to Comment 4(c) — The Acquiring Fund will consider making the requested change at a future update of its Form N-1A Registration Statement.

Comment 4(d) — Please disclose whether ESG criteria are applied to each investment in which the Acquiring Fund invests or are only applied to a portion of the Acquiring Fund’s investments, and whether the satisfaction of these ESG criteria is the exclusive factor in the Acquiring Fund’s investment determination or one of several factors the Acquiring Fund considers when making investment decisions.

Response to Comment 4(d) — The Acquiring Fund will consider making the requested change at a future update of its Form N-1A Registration Statement.

Comment 5 — On page 10, under the heading “Investment Objectives and Principal Investment Strategies,” the disclosure states that, prior to the Reorganization, the Acquired Fund may sell approximately 32% of its investments and invest the proceeds of such sales in securities in which the Acquiring Fund invests, and that such transactions may cause the Acquired Fund to not comply with its investment policies. Please explain why this proposed repositioning may cause the Acquired Fund not to comply with its investment policies and whether this will pose any risk to shareholders. In this regard, the staff notes that the disclosure on page 10 under the heading “Comparison of Investment Restrictions” states that the Funds have the same fundamental and non-fundamental investment policies.

Securities and Exchange Commission
February 18, 2021

Response to Comment 5 — Upon further review, the Trust has determined that the referenced language is not applicable and it has been deleted.

Comment 6 — On page 13, under the heading “Principal Risks Specific to John Hancock ESG Large Cap Core Fund,” the disclosure states that the John Hancock ESG Large Cap Core Fund is subject to Information technology companies risk and Real estate investment trust risk, which are not principal risks of the Acquiring Fund. Please disclose whether the corresponding investments associated with these risks are principal investments of the Acquiring Fund.

Response to Comment 6 — The Trust notes that the disclosure in the Registration Statement is consistent with the disclosure in the Acquiring Fund’s Form N-1A Registration Statement. In order to maintain consistency with the disclosure in the Form N-1A Registration Statement, the Trust respectfully declines to make any changes in response to this comment. However, the Acquiring Fund will consider making changes responsive to this comment at a future update of its Form N-1A Registration Statement.

Comment 7 — On page 14, under the heading “The Funds’ expenses,” the disclosure describes the Advisor’s contractual agreements to reduce its management fee or, if necessary, make payment to the Funds to maintain contractual expense caps. Please confirm whether previously waived fees or reimbursed expenses of the Acquired Fund are subject to recoupment by the Advisor and, if these fees or expenses will continue to be subject to recoupment after the Reorganization, please disclose this fact.

Response to Comment 7 — The Registrant confirms that previously waived fees or reimbursed of the expenses of the Acquired Fund are not subject to recoupment and, as such, will not be subject to recoupment after the Reorganization.

Comment 8 — On page 22, under the heading “Board Consideration of the Reorganization,”

Comment 8(a) — If applicable, please disclose any adverse considerations by the Board.

Response to Comment 8(a) — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors specifically described under the heading “Board Consideration of the Reorganization,” the Board concluded that the Reorganization was in the best interests of the Acquired Fund and the Acquiring Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Securities and Exchange Commission
February 18, 2021

Comment 8(b) — In connection with Comment 1, please also disclose whether the Board discussed any potential actions if shareholders do not approve the proposed Reorganization.

Response to Comment 8(b) — The Trust respectfully notes that the Board determined that the Reorganization is in the best interests of the shareholders of the Acquired Fund and the Acquiring Fund. If shareholders do not approve the Reorganization the Board will consider at that time what additional action, if any, should be taken with respect to the Acquired Fund. The Trust respectfully declines to make any changes in response to this comment.

In response to the comments received from Ms. Fettig on February 1, the Trust responds as follows:

Proxy/Prospectus

Comment 1 — On page 15, under the heading “The Funds’ expenses,” please reconcile the figures under “Total annual fund operating expenses after expense reimbursements” to the Funds’ currently defined fee waiver of 0.81%.

Response to Comment 1 — Supplementally, the Trust notes that, as disclosed in Footnote 1, the 0.81% waiver excludes class specific expenses, including Rule 12b-1 fees, transfer agent fees and service fees.

Comment 2 — On page 19, under the heading “Examples,” the staff notes that it was unable to recalculate the amounts presented for the Class C shares of the Funds and the pro forma amounts for the Class C shares of the Acquiring Fund for the 10-year period. Please confirm and revise these figures if necessary.

Response to Comment 2 — The Trust has reviewed and confirmed the accuracy of the referenced figures. The Trust further notes that Class C shares convert to Class A shares after 8 years, rather than 10 years. Therefore, Class A expenses are used for years 9 and 10.

Comment 3 — On page 20, under the heading “Comparison of Advisory Arrangements,” please consider disclosing a comparison of the current expense waivers of the Acquired Fund and the Acquiring Fund, as the staff notes that these expense waivers could affect the investment advisory fees paid by a Fund.

Response to Comment 3 — The Trust notes that the currently effective fee and expense waivers for the Acquiring Fund and the Acquired Fund are identical and are disclosed in footnotes to the “Annual Fund Operating Expenses” fee table. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Securities and Exchange Commission
February 18, 2021

Comment 4 — On page 21, under the heading “Reasons for the Reorganization,” please provide additional disclosure about the reasons the Board has proposed the Reorganization. For example, if accurate, please include disclosure about the Acquired Fund’s small scale or inability to attract sufficient assets to remain economically viable.

Response to Comment 4 — The Trust has revised the disclosure under the heading “Reasons for the Reorganization” as follows:

The Board has unanimously approved the Reorganization and believes that it will benefit shareholders of the Acquired Fund by allowing shareholders of the Acquired Fund to pursue an identical investment objective in a larger combined fund.

Comment 5 — On page 22, in the eighth item under the heading “Board Consideration of the Reorganization,” the disclosure states that the direct and indirect costs of the Reorganization will be borne by the Advisor (emphasis added). As the Proxy/Prospectus discloses that the costs of repositioning are being paid by the Acquired Fund, please confirm what indirect costs will be borne by the Advisor.

Response to Comment 5 — In response to the staff comment, the Trust has further reviewed and determined that the reference to “indirect costs” in the eighth bullet is not applicable and therefore has removed the reference from the bullet.

Comment 6 — On page 29, under the heading “Expenses of the Reorganization,” please disclose that the Advisor will bear the costs of the Reorganization regardless of whether the Reorganization occurs.

Response to Comment 6 — The Trust notes that the disclosure under the heading currently states: (i) that “The costs that are expected to be incurred in connection with the Reorganization will be borne by the Advisor”; and (ii) that “If the Reorganization is not consummated, the Advisor will pay the expenses of the Reorganization.” Therefore, the Trust respectfully declines to make any changes in response to the comment.

Comment 7 — Please consider updating the Capitalization Table to include a comparison of the total net assets of the Acquired Fund and the Acquiring Fund.

Response to Comment 7 — The Trust has made the requested change.

Comment 8 — On page 31, under the heading “Conflicts of Interest,” please disclose whether the Advisor may benefit from the Reorganization due to a decrease in the waiver of its management fee or payments to the Acquiring Fund under its current waiver agreements.

Response to Comment 8 — The Trust has added the following disclosure at the end of the paragraph under the heading “Conflicts of Interest”:

Securities and Exchange Commission
February 18, 2021

In addition, JHIM may benefit from the Reorganization because, based on current asset levels and waiver agreements, JHIM will waive fewer fees for the combined Acquiring Fund than it currently does for the Acquired Fund.

Statement of Additional Information

Comment 9 — On page 10 of the Proxy/Prospectus, under the heading “Investment Objectives and Principal Investment Strategies,” and in the SAI under the heading “Supplemental Financial Information,” the disclosure states that, prior to the Reorganization, the Acquired Fund may sell approximately 32% of its investments and invest the proceeds of such sales in securities in which the Acquiring Fund invests. As the Acquiring Fund has a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-capitalization companies or sectors, whereas the Acquired Fund has a policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of any market capitalization, please confirm supplementally whether the Acquired Fund’s sales of portfolio securities will be forced sales and, if so, please update the Supplemental Financial Information accordingly.

Response to Comment 9 — The Trust confirms that the Acquired Fund’s sales of portfolio investments will not be forced sales. As disclosed in the “Supplemental Financial Information” section, each security held by the Acquired Fund is eligible to be held by the Acquiring Fund.

Comment 10 — The schedule of investments under “Supplemental Financial Information” appears to show the Acquired Fund’s pro forma schedule of investments after the sale of certain of the Acquired Fund’s securities. Please add additional disclosure to the introduction to describe more clearly what has changed in the schedule of investments as a result of the repositioning.

Response to Comment 10 — In response to the staff’s comment, the Trust will revise the disclosure under “Supplemental Financial Information” as follows and will include a schedule of investments showing the Acquired Fund’s portfolio prior to the sale of certain of the Acquired Fund’s securities.

The Reorganization will not result in a material change to the Acquired Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund. In particular, each security held by the Acquired Fund is eligible to be held by the Acquiring Fund. However, in connection with the Reorganization, the Acquired Fund may sell approximately 32% of its investments and invest the proceeds of such sales in securities in which the Acquiring Fund invests. ~~A schedule~~ Schedules of investments of the Acquired Fund ~~as of October 31, 2020 and~~ included below, ~~reflects~~ reflect: (1) the Acquired Fund’s actual portfolio holdings as of October 31, 2020; and (2) the Acquired Fund’s portfolio holdings as of October 31, 2020 reflecting the anticipated sale of a portion of the Acquired Fund’s portfolio holdings in connection with the

Securities and Exchange Commission
February 18, 2021

Reorganization. Notwithstanding the foregoing, changes may be made to the Acquired Fund’s portfolio in advance of the Reorganization and/or the Acquiring Fund’s portfolio following the Reorganization.

Comment 11 — The staff notes that certain securities in the schedule of investments under “Supplemental Financial Information” appear to include footnote references. Please define these footnotes.

Response to Comment 11 — The Trust has made the requested change.

The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 951-9053.

Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes
cc:	Sarah Coutu, Assistant Secretary of the Trust